UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  4

Name of Issuer:  Unique Casual Restaurants, Inc.

Title of Class of Securities:  Common Stock, $.01 par value

CUSIP Number:  909 15K 100

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

  John Zoraian, c/o Atticus Capital L.L.C., 590 Madison Avenue,
      32nd Floor, New York, New York 10022; (212) 829-8100

     (Date of Event which Requires Filing of this Statement)

                        September 1, 1998

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 909 15K 100

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Timothy R. Barakett

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Canada

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

8.  Shared Voting Power:

         1,908,506


9.  Sole Dispositive Power:

10. Shared Dispositive Power:

         1,908,506

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         1,908,506

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares

13. Percent of Class Represented by Amount in Row (11)

         16.47%

14. Type of Reporting Person

         IN

CUSIP No.: 909 15K 100

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Atticus Management, Ltd.

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:



8.  Shared Voting Power:

         820,200

9.  Sole Dispositive Power:



10. Shared Dispositive Power:

         820,200

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         820,200

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares

13. Percent of Class Represented by Amount in Row (11)

         7.08%

14. Type of Reporting Person

         CO

CUSIP No.: 909 15K 100

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Atticus International, Ltd.

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:



8.  Shared Voting Power:

         820,200

9.  Sole Dispositive Power:



10. Shared Dispositive Power:

         820,200

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         820,200

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares

13. Percent of Class Represented by Amount in Row (11)

         7.08%

14. Type of Reporting Person

         CO

The purpose of this Amendment No. 4 is to report that the ownership of Timothy R. Barakett in the Common Stock, par value $.01 per share (the "Shares"), of Unique Casual Restaurants, Inc. (the "Issuer") has increased from 15.46% to 16.47% of the Shares and to amend Items 4 and 6. All capitalized terms not defined herein have the definitions given them in this Schedule 13D as previously amended.

Item 1.  Security and Issuer

         No change.

Item 2.  Identity and Background

         This statement is being filed on behalf of Timothy R. Barakett and Atticus Management, Ltd. (the "Manager") and Atticus International, Ltd. (the "Fund" and, together with Mr. Barakett and the Manager, sometimes referred to as the "Reporting Persons"), each of which is a British Virgin Islands international business company. Mr. Barakett is the Managing Member of Atticus Holdings, L.L.C. ("Holdings"), a Delaware limited liability company that serves as the General Partner of Atticus Partners, L.P. ("Atticus Partners") and Atticus Qualified Partners, L.P. (together with Atticus Partners, the "Partnerships"), each of which is a Delaware limited partnership. He is also the managing member of Atticus Capital, L.L.C. ("Capital"), which has investment discretion over certain managed accounts (the "managed accounts"), and the President of the Manager, which serves as the Manager of the Fund. The principal office of Mr. Barakett, the Partnerships, Holdings and Capital is at 590 Madison Avenue, 32nd Floor, New York, New York 10022. The Principal Office of the Manager is at Citco Building, Wickhams Cay, P.O. Box 662, Road Town, Tortola, British Virgin Islands. The principal office of the Fund is at c/o CITCO Fund Services (Curacao) N.V., Kaya Flamboyan 9, Curacao, Netherlands Antilles.

         None of the Reporting Persons, Holdings, Capital or the Partnerships has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any such person, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         Mr. Barakett is a citizen of Canada.

Item 3.  Source and Amount of Funds or Other Consideration

         As of the date hereof, Mr. Barakett is deemed to beneficially own 1,908,506 Shares and the Manager and the Fund are each deemed to beneficially own 820,200 Shares. All 1,908,506 Shares deemed to be owned by Mr. Barakett are held by either the Partnerships, the Fund or the managed accounts. The aggregate purchase price for all the Shares of the Issuer that Mr. Barakett is currently deemed to beneficially own is $12,946,377.43. The aggregate purchase price for all the Shares of the Issuer that the Manager and the Fund are currently deemed to beneficially own is $5,554,022.09. The funds for the purchase of the Shares held in the Partnerships, the Fund or the managed accounts have come from the working capital of the Partnerships, the Fund or the managed accounts. The working capital of these entities includes the proceeds of margin loans entered into in the ordinary course of business with Bear, Stearns & Co., Inc., such loans being secured by the securities owned by them.

Item 4.  Purpose of Transactions

         On September 18, 1998, Atticus Partners sent to the Issuer a notice of its intent to nominate persons for election to the Board of Directors of the Issuer and to propose a resolution at the Issuer's next annual meeting of Stockholders to request that the Board of Directors of the Issuer pursue a sale of the Issuer with a view to enhancing stockholder value. A copy of this notice is attached as Exhibit C and is incorporated herein by reference.

         Mr. Barakett, on behalf of the above mentioned entities, reserves the right to purchase additional Shares or to dispose of the Shares in the open market, in privately negotiated transactions or in any other lawful manner in the future and to take whatever action with respect to each of such entities' holdings of the Shares he deems to be in the best interests of such entities.

Item 5.  Interest in Securities of Issuer

         Based on the Issuer's most recent filing on Form 10-Q, as of May 11, 1998 there were 11,585,230 Shares outstanding. Therefore, Mr. Barakett may be deemed to beneficially own 16.47% of the outstanding Shares and the Manager and the Fund each may be deemed to own 7.08% of the outstanding Shares. None of the Partnerships or any of the managed accounts by itself owns greater than 5% of the outstanding Shares. The Reporting Persons have the power to vote, direct the vote, dispose of or direct the disposition of all the Shares that they are deemed to beneficially own. All transactions in the Shares effected by Mr. Barakett in the sixty days prior to September 1, 1998 were effected in open-market transactions and are set forth in Exhibit B hereto. Neither the Manager nor the Fund effected any transactions in the Shares in the sixty days prior to September 1, 1998.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

         On September 18, 1998, Atticus Capital, L.L.C., an affiliate of the Partnerships ("Atticus Capital"), entered into an agreement with James S. Goodwin (the "New Director Agreement"), which provides that, if Mr. Goodwin is elected as a director of the Issuer, Atticus Capital will pay Mr. Goodwin an amount equal to five percent (5%) of the proceeds above $4.875 per share realized upon the sale or other disposition of the Shares of the Issuer beneficially owned by the Partnerships and the Fund. A copy of the New Director Agreement is included in Exhibit C and is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits


         Exhibit A:  Joint Filing agreement.

         Exhibit B:  As described in Item 5.

         Exhibit C:  Notice of Atticus Partners to the
         Issuer of its intent to nominate persons for election to the Board of Directors of the Issuer and to propose business to be brought before the 1998 Annual Meeting of Stockholders.

         Signatures

         The undersigned, after reasonable inquiry and to

the best of their knowledge and belief, certify that the

information set forth in this statement is true, complete

and correct.



                                 /s/ Timothy R. Barakett
                                 _____________________________
                                 Timothy R. Barakett


                               ATTICUS MANAGEMENT, LTD.

                               By:  /s/ Timothy R. Barakett
                                 _____________________________
                                 Timothy R. Barakett, President


                               ATTICUS INTERNATIONAL, LTD.

                               By: ATTICUS MANAGEMENT, LTD.
                                   Manager

                               By:  /s/ Timothy Barakett
                                  ____________________________
                                  Timothy R. Barakett, President


September 21, 1998

                                                        Exhibit A





                         AGREEMENT

         The undersigned agree that this Amendment to

Schedule 13D dated September 21, 1998 relating to the Common

Stock of Unique Casual Restaurants, Inc. shall be filed on

behalf of the undersigned.

                                 /s/ Timothy R. Barakett
                                 _____________________________
                                 Timothy R. Barakett


                               ATTICUS MANAGEMENT, LTD.

                               By:  /s/ Timothy R. Barakett
                                 _____________________________
                                 Timothy R. Barakett, President


                               ATTICUS INTERNATIONAL, LTD.

                               By: ATTICUS MANAGEMENT, LTD.
                                   Manager

                               By:  /s/ Timothy Barakett
                                  ____________________________
                                  Timothy R. Barakett, President


September 21, 1998

                                             Exhibit B

         SCHEDULE OF TRANSACTIONS - TIMOTHY R. BARAKETT

                                          Price Per Share
Date     Shares Purchased or (Sold)   (excluding commission)
____     ________________________        _________________

7/29/98              15,000                    $6.96816666

7/30/98              25,000                     7.0558

8/5/98                2,000                     5.875

9/1/98                4,100                     4.87743902439

                                                      Exhibit C
                                                      _________

             [Letterhead of Atticus Partners; L.P.]

                       September 21, 1998



BY HAND DELIVERY AND
BY CERTIFIED MAIL
(RETURN RECEIPT REQUESTED)

Unique Casual Restaurants, Inc.
One Corporate Place
55 Ferncroft Road
Danvers, MA  01923
Attn: Secretary

         Re:  Notification of Stockholder's Intent to Nominate
              Persons for Election to the Board of Directors and to Propose Business to be Brought before the 1998 Annual Meeting

Ladies and Gentlemen:

         Pursuant to Article I, Section 2 and Article II, Section 3 of the Amended and Restated By-Laws (the "By-Laws") of Unique Casual Restaurants, Inc. (the "Corporation"), Atticus Partners, L.P. (the "Stockholder") hereby notifies the Corporation of the Stockholder's intent at the Corporation's 1998 Annual Meeting (the "Annual Meeting") (i) to nominate persons for election to the Corporation's Board of Directors (the "Board") and (ii) to propose that the stockholders of the Corporation adopt a resolution as set forth below. This letter supersedes the letter to the Corporation from the Stockholder dated September 18, 1998 and mailed on September 19, 1998.

         Set forth below is the information required to be in the Stockholder's notice to the Secretary of the Corporation in accordance with Article I, Section 2 and Article II, Section 3 of the By-Laws.

         Proposal 1. If the Corporation nominates three persons for election to the Board, then the Stockholder intends to nominate the following three persons (the "Designees") for election to the Board:

                       Timothy R. Barakett
                        James S. Goodwin
                      Nathaniel Rothschild

         If the Corporation nominates two persons for election to the Board, then the Stockholder intends to nominate the following two persons for election to the Board:

                       Timothy R. Barakett
                        James S. Goodwin

         The information required under Article II, Section 3 with respect to each Designee is set forth on Exhibit A hereto.
The consent of each Designee to serve as a director of the Corporation if elected is attached hereto as Exhibit B.

         Atticus Capital, L.L.C., an affiliate of the Stockholder ("Atticus Capital"), has entered into an agreement with each of the Designees (each, a "New Director Agreement"), which provides that, if such Designee is elected as a director of the Corporation, Atticus Capital would expect that such Designee would receive from the Corporation the same compensation as is currently paid to the Corporation's non-employee directors, which Atticus Capital understands to be a quarterly retainer of $3,000 and a fee of $1,000 per meeting attended, plus travel expenses. Pursuant to the New Director Agreements, Atticus Capital will pay Mr. Goodwin an amount equal to five percent (5%) of the proceeds above $4.875 per share realized upon the sale or other disposition of shares of common stock, par value $0.01, of the Corporation ("Common Stock") beneficially owned by the Stockholder, Atticus Qualified Partners, L.P. and Atticus International, Ltd. Messrs. Barakett and Rothschild are members of Atticus Capital and will receive no additional compensation for acting as Designees. In addition, the Stockholder has agreed to indemnify each Designee against any and all losses, claims, damages, judgments, liabilities and expenses of any kind that may be incurred by such Designee arising out of or relating to his service as a director designee for election to the Board. In the case of any proceeding relating to any such claim, the Stockholder will assume and control the defense thereof and will pay attorneys' fees and expenses in connection therewith. Copies of the New Director Agreements are attached hereto as Exhibit C.

         Other than as disclosed in this letter and in Exhibit C attached hereto, there are no arrangements or understandings between the Stockholder and the Designees and any other persons pursuant to which the nominations of the Designees are to be made by the Stockholder.

         Proposal 2. The Stockholder intends to propose that the stockholders of the Corporation adopt a resolution requesting that the Board pursue a sale of the Corporation with a view to enhancing stockholder value.

         The Stockholder is encouraged by the Corporation's recent actions involving the sale of its Fuddruckers, Inc. subsidiary and believes that the Corporation has taken the first step towards unlocking the hidden value of the Corporation for its stockholders. The Stockholder is interested in working with management to keep the Corporation on the path towards maximizing stockholder value. The Stockholder makes Proposal 2 because it believes that the action described therein will allow the Corporation to realize greater value for the stockholders of the Corporation than is likely to be realized by the continuation of the Corporation as an independent public company.

         The name and address, as they appear on the Corporation's stock transfer books, of the Stockholder proposing such business is as follows:

         Name:     Atticus Partners, L.P.

         Address:  590 Madison Avenue
                   32nd Floor
                   New York, New York 10022

         The class and number of shares of the Corporation's capital stock that are held of record by the Stockholder is 10 shares of Common Stock. The class and number of shares of the Corporation's capital stock which are beneficially owned by the Stockholder is 276,906 shares of Common Stock. The Stockholder does not represent by proxy any other shares of the Corporation's capital stock.

         The names and addresses of the beneficial owners of the capital stock of the Corporation registered in the Stockholder's name on the books of the Corporation, and the class and number of shares of the Corporation's capital stock beneficially owned by such beneficial owners, are listed on Exhibit D hereto.

         Mr. Barakett is the Managing Member of Atticus Holdings, L.L.C., a Delaware limited liability company that serves as the general partner of the Stockholder and Atticus Qualified Partners, L.P., which beneficially own 276,906 and 479,950 shares of Common Stock, respectively. Mr. Barakett is also the President of Atticus Management, Ltd., an international business company organized under the laws of the British Virgin Islands that serves as the manager of Atticus International, Ltd., which beneficially owns 820,200 shares of Common Stock. Mr. Barakett is also the Managing Member of Atticus Capital, which has investment discretion with respect to certain managed accounts (the "Managed Accounts"), which collectively beneficially own 331,450 shares of Common Stock. Mr. Barakett is therefore deemed to be the beneficial owner of 1,908 506 shares of Common Stock, which include all shares of Common Stock owned by the

Stockholder, Atticus Qualified Partners, L.P., Atticus International, Ltd. and the Managed Accounts. Mr. Barakett does not hold any shares of Common Stock of record and does not represent any other shares of Common Stock by proxy. His address is c/o Atticus Capital, L.L.C., 590 Madison Avenue, 32nd Floor, New York, New York 10022. Other than as set forth herein, there are no other stockholders known by the Stockholder to support Proposal 1 and Proposal 2 (collectively, the "Stockholder Proposals").

         Neither the Stockholder nor any other stockholder known to be supporting the Stockholder Proposals has any material interest in the Stockholder Proposals other than as a stockholder of the Corporation that is interested in maximizing stockholder value of the Corporation through its stock ownership.

         The Stockholder represents that it is a stockholder of record of the Corporation entitled to vote at the Annual Meeting, which the Stockholder anticipates will be held on or about December 9, 1998, and that the Stockholder intends to appear in person or by a representative at the Annual Meeting to nominate the Designees as set forth in Proposal 1 and to make Proposal 2.

         Notwithstanding the foregoing, to the fullest extent permitted by law, the Stockholder reserves the right, in its sole discretion, to modify or amend any or both of the Stockholder Proposals, to decline to propose any or both of the Stockholder Proposals and to propose additional matters.

                             Very truly yours,

                             ATTICUS PARTNERS, L.P.


                             By:  Atticus Holdings, L.L.C.,
                                  its General Partner


                             By:  /s/ Timothy R. Barakett
                                  ____________________________
                                  Name:  Timothy R. Barakett
                                  Title:  Managing Member

                            EXHIBIT A


Information Required under Section 3 of Article II of the Amended and Restated By-Laws of the Corporation with Respect to Each
Person whom the Stockholder Proposes to Nominate for Election as a Director.

(I)  Name:  Timothy R. Barakett

     Age:  33

     Business Address:  Atticus Capital, L.L.C.
                        590 Madison Avenue
                        32nd Floor
                        New York, New York 10022

     Residence Address: 1 West 67th Street
                        New York, New York 10023

(II) Principal Occupation or Employment:  President and Managing
     Member, Atticus Capital, L.L.C.

(III) The class and number of shares of the Corporation's capital stock which are beneficially owned* by the Designee as of September 18, 1998:

     1,908,506 shares of Common Stock






















__________________________

* As defined in Section 13d-3 of the Securities Exchange Act of 1934, as amended.

(I)  Name:  James S. Goodwin

     Age:  42

     Business Address:  39 East 79th Street
                        New York, New York 10021

     Residence Address: 39 East 79th Street
                        New York, New York 10021

(II) Principal Occupation or Employment:  Private Investor

(III) The class and number of shares of the Corporation's capital stock that are beneficially owned* by the Designee as of September 18, 1998:

     None

























__________________________

* As defined in Section 13d-3 of the Securities Exchange Act of 1934, as amended.

(I)  Name:  Nathaniel Rothschild

     Age:  27

     Business Address:  Atticus Management (Bermuda) Ltd.
                        One Lane Hill
                        Pembroke HM-19
                        Bermuda

     Residence Address: 9 Lone Palm Drive
                        Pembroke HM-19
                        Bermuda

(II) Principal Occupation or Employment:  Investment Analyst,
     Atticus Management (Bermuda) Ltd.

(III) The class and number of shares of the Corporation's capital stock that are beneficially owned* by the Designee as of September 18, 1998:

     None

























__________________________

* As defined in Section 13d-3 of the Securities Exchange Act of 1934, as amended.

                            EXHIBIT B

  Consents of Each Designee to Serve as a Director if Elected.

                                  September 18, 1998

Atticus Partners, L.P.
590 Madison Ave.
32nd Floor
New York, New York 10022


Ladies and Gentlemen:

         I hereby consent to be nominated by Atticus Partners, L.P. for election as a director of Unique Casual Restaurants, Inc. (the "Company") at the Company's 1998 Annual Meeting of Stockholders and to serve as a director of the Company if elected.

                                  Very truly yours,

                                  /s/ Timothy R. Barakett
                                      ______________________
                                      Timothy R. Barakett

                                  September 18, 1998


Atticus Partners, L.P.
590 Madison Ave.
32nd Floor
New York, New York 10022

Ladies and Gentlemen:

         I hereby consent to be nominated by Atticus Partners, L.P. for election as a director of Unique Casual Restaurants, Inc. (the "Company") at the Company's 1998 Annual Meeting of Stockholders and to serve as a director of the Company if elected.

                                  Very truly yours,

                                  /s/ James S. Goodwin
                                      ____________________
                                      James S. Goodwin

                                       September 18, 1998

Atticus Partners, L.P.
590 Madison Ave.
32nd Floor
New York, New York 10022

Ladies and Gentlemen:

         I hereby consent to be nominated by Atticus Partners, L.P. for election as a director of Unique Casual Restaurants, Inc. (the "Company") at the Company's 1998 Annual Meeting of Stockholders and to serve as a director of the Company if elected.

                                       Very truly yours,

                                       /s/ Nathaniel Rothschild
                                           ____________________
                                           Nathaniel Rothschild

                            EXHIBIT C

                    New Director Agreements.

                     ATTICUS CAPITAL, L.L.C.

September 18, 1998


Atticus Capital, L.L.C.
590 Madison Ave.
32nd Floor
New York, New York 10022

Dear Mr. Barakett:

Atticus Capital, L.L.C. ("Atticus Capital") has requested that you stand for election as director of Unique Casual Restaurants, Inc. (the "Corporation") at its 1998 Annual Meeting of Stockholders (the "Annual Meeting") as a designee of Atticus Partners, L.P. ("Atticus Partners"). You have agreed to be so nominated and to serve if elected.

You will not receive any additional compensation from Atticus Capital for acting as the designee of Atticus Partners. If you are elected as a director, Atticus Capital would expect that you would receive from the Corporation the same fees that are currently paid to the Corporation's directors, which we understand to be a quarterly retainer of $3,000 and $1,000 per meeting attended, plus travel expenses.

In addition, Atticus Partners hereby agrees to indemnify you against any and all losses, claims, damages, judgments, liabilities and expenses of any kind that you may incur arising out of or relating to your service as a nominee for election to the Board of Directors of the Corporation. In the case of any proceeding relating to any such claim, Atticus Partners will assume and control the defense thereof and shall pay attorneys' fees and expenses in connection therewith.

The indemnification herein will be in addition to your rights to indemnification upon your election as a director of the Corporation provided by Delaware law and the Corporation's
Restated Certificate of Incorporation and Amended and Restated
By-Laws.

Please indicate your acknowledgment of the agreement to the terms hereof by signing in the space provided below.

                                  Very truly yours,

                                  ATTICUS CAPITAL, L.L.C.


                                  By:  /s/ Timothy R. Barakett
                                       __________________________
                                       Name: Timothy R. Barakett
                                       Title: Managing Member

Acknowledged and Agreed this
18th day of September, 1998.

/s/ Timothy R. Barakett
    __________________________
    Timothy R. Barakett

Acknowledged and Agreed this
18th day of September, 1998

ATTICUS PARTNERS, L.P.

By:  Atticus Holdings, L.L.C.,
     its General Partner

By: /s/ Timothy R. Barakett
    __________________________
    Name:  Timothy R. Barakett
    Title:  Managing Member

                     ATTICUS CAPITAL, L.L.C.

September 18, 1998


Atticus Capital, L.L.C.
590 Madison Ave.
32nd Floor
New York, New York 10022

Dear Mr. Rothschild:

Atticus Capital, L.L.C. ("Atticus Capital") has requested that you stand for election as director of Unique Casual Restaurants, Inc. (the "Corporation") at its 1998 Annual Meeting of Stockholders (the "Annual Meeting") as a designee of Atticus Partners, L.P. ("Atticus Partners"). You have agreed to be so nominated and to serve if elected.

You will not receive any additional compensation from Atticus Capital for acting as the designee of Atticus Partners. If you are elected as a director, Atticus Capital would expect that you would receive from the Corporation the same fees that are currently paid to the Corporation's directors, which we understand to be a quarterly retainer of $3,000 and $1,000 per meeting attended, plus travel expenses.

In addition, Atticus Partners hereby agrees to indemnify you against any and all losses, claims, damages, judgments, liabilities and expenses of any kind that you may incur arising out of or relating to your service as a nominee for election to the Board of Directors of the Corporation. In the case of any proceeding relating to any such claim, Atticus Partners will assume and control the defense thereof and shall pay attorneys' fees and expenses in connection therewith.

The indemnification herein will be in addition to your rights to indemnification upon your election as a director of the Corporation provided by Delaware law and the Corporation's
Restated Certificate of Incorporation and Amended and Restated
By-Laws.

Please indicate your acknowledgment of the agreement to the terms hereof by signing in the space provided below.

                             Very truly yours,

                             ATTICUS CAPITAL, L.L.C.


                             By:  /s/ Timothy R. Barakett
                                      _______________________
                                  Name: Timothy R. Barakett
                                  Title: Managing Member

Acknowledged and Agreed this
18th day of September, 1998.

/s/ Nathaniel Rothschild
    __________________________
    Nathaniel Rothschild

Acknowledged and Agreed this
18th day of September, 1998

ATTICUS PARTNERS, L.P.

By:  Atticus Holdings, L.L.C.,
     its General Partner

By: /s/ Timothy R. Barakett
    __________________________
    Name:   Timothy R. Barakett
    Title:  Managing Member

                     ATTICUS CAPITAL, L.L.C.


September 18, 1998



Mr. James S. Goodwin
39 East 79th Street
New York, New York 10021

Dear Mr. Goodwin:

Atticus Capital, L.L.C. ("Atticus Capital") has requested that you stand for election as director of Unique Casual Restaurants, Inc. (the "Corporation") at its 1998 Annual Meeting of Stockholders (the "Annual Meeting") as a designee of Atticus Partners, L.P. ("Atticus Partners"). You have agreed to be so nominated and to serve if elected.

In consideration of the time and effort involved in your serving as a director designee of Atticus Partners, Atticus Capital agrees to pay you a sum equal to five percent (5%) of the proceeds above $4.875 per share realized upon the sale or other disposition of shares of common stock, par value $0.01, of the Corporation (the "Common Stock) beneficially owned by Atticus Partners, Atticus Qualified Partners, L.P. and Atticus International, Ltd. In addition, if you are elected as a director, Atticus Capital would expect that you would receive from the Corporation the same fees as are currently paid to the Corporation?s directors, which we understand are a quarterly retainer of $3,000 and $1,000 per meeting attended, plus travel expenses.

In addition, Atticus Partners hereby agrees to indemnify you against any and all losses, claims, damages, judgments, liabilities and expenses of any kind that you may incur arising out of or relating to your service as a nominee for election to the Board of Directors of the Corporation. In the case of any proceeding relating to any such claim, Atticus Partners will assume and control the defense thereof and shall pay attorneys? fees and expenses in connection therewith.

The indemnification herein will be in addition to your rights to indemnification upon your election as a director of the Corporation provided by Delaware law and the Corporation?s
Restated Certificate of Incorporation and Amended and Restated
By-Laws.

Please indicate your acknowledgment of the agreement to the terms hereof by signing in the space provided below. This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

                             Very truly yours,

                             ATTICUS CAPITAL, L.L.C.



                             By:  /s/ Timothy R. Barakett
                             ________________________________
                                 Name:  Timothy R. Barakett
                                 Title: Managing Member

Acknowledged and Agreed this
18th day of September, 1998.

/s/ James S. Goodwin
    __________________________
James S. Goodwin

Acknowledged and Agreed this
18th day of September, 1998

ATTICUS PARTNERS, L.P.

By:  Atticus Holdings, L.L.C.,
its General Partner


By: /s/ Timothy R. Barakett
    __________________________
    Name:   Timothy R. Barakett
    Title:  Managing Member

                            EXHIBIT D

      Beneficial Owners of the Corporation's Capital Stock
              Registered in the Stockholder's Name.

      Beneficial Owners of the Corporation's Capital Stock


                                            Number of Shares
Name and Address          Class of Shares   Beneficially Owned

Mr. Timothy R. Barakett   Common Stock      1,908,506*
Atticus Capital, L.L.C.
590 Madison Ave.
32nd Floor
New York, NY 10022















_____________________

* Mr. Barakett is the Managing Member of Atticus Holdings, L.L.C., a Delaware limited liability company that serves as the general partner of the Stockholder and Atticus Qualified Partners, L.P., which beneficially own 276,906 and 479,950 shares of Common Stock, respectively. Mr. Barakett is also the President of Atticus Management, Ltd., an international business company organized under the laws of the British Virgin Islands that serves as the manager of Atticus International, Ltd., which beneficially owns 820,200 shares of Common Stock. Mr. Barakett is also the Managing Member of Atticus Capital, which has investment discretion with respect to the Managed Accounts, which collectively beneficially own 331,450 shares of Common Stock. Mr. Barakett is therefore deemed to be the beneficial owner of all shares of Common Stock owned by the Stockholder, Atticus Qualified Partners, L.P., Atticus International, Ltd. and the Managed Accounts.








02090003.AH6